ENHANCED GROUP INC.
169 Madison Ave, Suite 15101
New York, NY 10016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F Street, NE
Washington, D.C. 20549
Attention: Eddie Kim
Enhanced Group Inc.
Registration Statement on Form S-1
May 11, 2026
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Enhanced Group Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 5:15 p.m. (New York City time) on May 13, 2026 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, request by telephone that such Registration Statement be declared effective.
In connection with this request, the Company acknowledges its obligations under the Securities Act.
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It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Alan J. Fishman at (212) 558-4113. The Company hereby authorizes Mr. Fishman to orally modify or withdraw this request for acceleration.

Very truly yours,

ENHANCED GROUP INC.

By:	/s/ Emily Tabak
Name:	Emily Tabak
Title:	Chief Legal Officer